Filed by Subsea 7 S.A.

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Subsea 7 S.A.

Commission File No.: 000-21742

Date: February 24, 2025

Proposed Combination of Saipem and Subsea7

Creating a global leader in energy services

Milan, Luxembourg, 23 February 2025 - Saipem and Subsea7 announce that today they have reached an agreement in principle on the key terms of a possible merger of the two companies1 (the “Proposed Combination”) through the execution of a memorandum of understanding (the “MoU”). The Proposed Combination is expected to create a global leader in energy services.

Highlights

•	The combination of Saipem and Subsea7 (the “Combined Company”) will be renamed Saipem7, and will have a combined backlog of €43 billion[2], Revenue of approx. €20 billion[3] and EBITDA in excess of €2 billion[4]
•	A global organisation of over 45,000 people, including more than 9,000 engineers and project managers
•	Highly complementary geographical footprints, competencies and capabilities, vessel fleets and technologies that will benefit the Combined Company’s global client base
•	Saipem and Subsea7 shareholders will own 50% each of the share capital of the Combined Company
•	Subsea7 shareholders will receive 6.688 Saipem shares for each Subsea7 share held. Subsea7 will distribute an extraordinary dividend for an amount equal to €450 million immediately prior to completion
•	Transaction expected to deliver material value creation for the shareholders of both Saipem and Subsea7. Annual synergies of approximately €300 million are expected to be achieved in the third year after completion, with one-off costs to achieve such synergies of approximately €270 million
•	The Combined Company will be listed on both the Milan and Oslo stock exchange
•	Siem Industries, reference shareholder of Subsea7, as well as Eni and CDP Equity, reference shareholders of Saipem, have expressed their strong support and intend to vote in favour of the transaction
•	Completion anticipated to occur in the second half of 2026

The management of both Saipem and Subsea7 share the conviction that there is compelling logic in creating a global leader in energy services, particularly considering the growing size of clients’ projects. Saipem and Subsea7 are highly complementary in terms of market offerings and geographies. The combination would enhance value for shareholders, and all stakeholders, both in the current market and in the long term.

CDP Equity, Eni and Siem Industries have entered into a separate Memorandum of Understanding, undertaking to support the Proposed Combination and agreeing on the terms of a Shareholders Agreement, to be effective from completion of the Proposed Combination. As part of this, it is intended that the Combined Company’s Chairman will be designated by Siem Industries and that the Combined Company’s CEO will be designated by CDP Equity and Eni. In addition, it is currently envisaged that Mr Alessandro Puliti will be appointed as CEO of the Combined Company5 while it is currently envisaged that Mr John Evans will be the CEO of the entity that will manage the Offshore business of the Combined Company. Such Offshore business will comprise all of Subsea7 and Saipem’s Offshore Engineering & Construction activities.

The by-laws of the Combined Company are expected to provide for loyalty shares (double votes).

1 Merger by way of incorporation of Subsea7 into Saipem

2 Combined backlog for Saipem and Subsea7 as of 30 September 2024

3 Combined Revenue for Saipem and Subsea7 as per last 12 months as of 30 September 2024

4 Combined EBITDA for Saipem and Subsea7 as per last 12 months as of 30 September 2024

5 Subject to approval by the Shareholders’ Meeting and the Board of Directors of the Combined Company

Strategic Rationale of the Proposed Combination

The Proposed Combination would be beneficial to the clients of both Saipem and Subsea7, bringing together the respective strengths of both companies:

•	Comprehensive Solutions for Clients: a full spectrum of offshore and onshore services, from drilling, engineering and construction to life-of-field services and decommissioning, with an increased ability to optimise project schedules for clients in oil, gas, carbon capture and renewable energy
•	World-class Expertise and Experience: a talented, global workforce of over 45,000 people, including more than 9,000 engineers and project managers, in more than 60 countries, contributing to deliver solutions unlocking value for clients
•	Global Reach and Diversified Fleet: an expanded and diversified fleet of more than 60 construction vessels enhancing the Combined Company’s ability to undertake a wide range of projects, from shallow water to ultra-deepwater operations, utilising a full portfolio of heavy lift, high-end J-lay, S-lay and reel-lay rigid pipeline solutions, flexible pipe and umbilical lay services and market-leading wind turbine, foundation and cable lay installation capabilities
•	Innovation and Technology: combined expertise to foster innovation in offshore technologies, ensuring cutting-edge solutions for complex projects

The transaction would create significant shareholder value through:

•	Synergies: expected annual synergies of approximately €300 million in the third year after completion, driven by fleet optimisation, procurement, sales and marketing, and process efficiencies
•	A More Efficient Capital Investment Programme: optimised allocation of capital across a broader, complementary vessel fleet
•	An Attractive Shareholder Remuneration Policy: post-completion, Saipem7 is expected to pay a dividend of at least 40% of Free Cash Flow[6] after repayment of lease liabilities
•	Enhanced Capital Structure: a solid balance sheet that is expected to support an investment grade credit rating
•	Greater Scale in Both Equity and Debt Capital Markets: access to a wider investor base and to more diversified sources of capital

Transaction Structure and Ownership

•	The Combined Company would be created by way of an EU cross-border statutory merger carried out by way of incorporation of Subsea 7 into Saipem, with the latter to be renamed "Saipem7". The Combined Company would be headquartered in Milan and have its shares listed on both the Milan and the Oslo stock exchanges
•	Siem Industries (being the largest shareholder of Subsea7) would then own approximately 11.9% of the Combined Company’s capital, while Eni and CDP Equity (being the largest shareholders of Saipem) would own approximately 10.6% and approximately 6.4%, respectively

6 Free Cash Flow is defined as Cash Flow from Operations less Capital Expenditure plus Divestments

Transaction Terms

•	Subsea7 shareholders would receive 6.688 new Saipem7 shares for each Subsea7 share held
•	Assuming all Subsea7 shareholders participate in the merger, the share capital of the Combined Company will be held 50-50% by the current shareholders of Saipem and Subsea7
•	Immediately prior to completion of the Proposed Combination, Subsea7 shareholders would receive an extraordinary cash dividend of €450 million[7]

Organisational Structure of the Combined Company

•	The Combined Company will be structured in four businesses: Offshore Engineering & Construction, Onshore Engineering & Construction, Sustainable Infrastructures and Offshore Drilling
•	The Offshore Engineering & Construction business will be incorporated in an operationally autonomous company, named Subsea7 and branded as “Subsea7 – a Saipem7 Company”, and it is currently envisaged that it will be led by Mr John Evans. It will comprise all of Subsea7’s business and the Asset Based Services business of Saipem, representing approximately 83% of the combined group’s EBITDA of the last 12 months as of 30 September 2024. The company will be headquartered in London
•	In line with Saipem’s previous strategy, the Onshore Engineering & Construction will be run with a focus on reducing overall risk and maximising profitability. The Sustainable Infrastructures business will aim to consolidate its presence in the Italian market with potential expansion overseas. The Offshore Drilling division will seek to continue to maximise its EBITDA and cash flow

Shareholder Remuneration

•	The MoU allows Saipem and Subsea7 to make shareholder distributions of up to $350 million each in 2025, in the form of dividends[8,9]
•	In 2026, if the Proposed Combination is not completed before the approval of the full year 2025 results of Saipem and Subsea7, the two companies could each distribute by way of dividends[10,11] at least $300 million
•	Following completion of the Proposed Combination, the Combined Company is expected to distribute to shareholders at least 40% of Free Cash Flow[12] after repayment of lease liabilities

Shareholders Agreement

The Memorandum of Understanding amongst Siem Industries, CDP Equity and Eni provides for, inter alia, a three-year shareholder lock-up and standstill obligation and the submission of a common slate for the appointment of the majority of the members of the board of directors of the Combined Company.

Timing, Conditions Precedent and Approvals

The entering into and signing of binding definitive documents in respect of the Proposed Combination is conditional, inter alia, on the successful completion of confirmatory due diligence by the parties, the execution of a mutually satisfactory merger agreement (the “Merger Agreement”) and the approval of the final terms of the Proposed Combination by the Board of Directors of Saipem and Subsea7. The parties will also engage with the relevant works council consultations required by the applicable laws.

7 Subject to approval by the Shareholders’ Meeting

8 Subject to approval by the Shareholders’ Meeting and the Board of Directors

9 The dividend paid by Saipem will be qualified as ordinary in nature

10 Subject to approval by the Shareholders’ Meeting and the Board of Directors

11 The dividend paid by Saipem will be qualified as ordinary in nature

12 Free Cash Flow is defined as Cash Flow from Operations less Capital Expenditure plus Divestments

Saipem and Subsea7 have undertaken mutual exclusivity obligations in connection with the negotiations of the Proposed Combination.

Moreover, completion of the Proposed Combination will be subject to customary conditions precedent for a transaction of this nature, including, inter alia, approval by the shareholders’ meetings of both Saipem and Subsea7, the former to be also passed with the so-called whitewash majorities for the purposes of the mandatory takeover bid exemption13, and obtaining the required Italian government approval and customary regulatory clearances.

Until such conditions precedent are satisfied, there can be no certainty that the Proposed Combination will occur.

The MoU also provides for termination rights for each of Saipem and Subsea7 in connection with material findings in the context of the confirmatory due diligence, or upon payment of a break-up fee, should any of the companies wish to terminate the negotiations at its discretion before entering into the Merger Agreement.

The parties currently envisage to submit the final terms of the Proposed Combination to their respective Board of Directors for approval and to enter into the Merger Agreement around mid-2025. Completion is currently anticipated to occur in the second half of 2026.

Conference Call

On Monday 24 February 2025, at 10:00 CET, the top management of Saipem and Subsea7 will present the transaction in a dedicated conference call, which can be followed by connecting to the below URL:

https://edge.media-server.com/mmc/p/az2o9ou7/

The document that will be presented by Saipem and Subsea7 top management will be available on the two respective websites (www.saipem.com and www.Subsea7.com). A replay of the call will be available on the two companies’ websites.

Advisers

Goldman Sachs International is acting as lead financial advisor to Saipem, and Deutsche Bank AG, Milan Branch as financial advisor to Saipem. Clifford Chance LLP is serving as global legal counsel to Saipem in particular as to matters of Italian, English, US and Luxembourg law, while Advokatfirmaet Thommessen AS is serving as legal counsel to Saipem as to matters of Norwegian law.

Kirk Lovegrove & Company Limited is acting as lead financial advisor and Deloitte LLP is acting as financial advisor to Subsea7. Freshfields LLP is serving as global legal counsel to Subsea7 (including as to matters of Italian, US and English Law), while Elvinger Hoss Prussen S.A. and Advokatfirmaet Wiersholm AS are serving as legal counsels as to matters of Luxembourg and Norwegian law, respectively.

13 Pursuant to Art. 49, paragraph 1, letter g) of Consob Regulation 11971/99

Enquiries

Contact for investment community enquiries:

Saipem	Subsea7
Alberto Goretti	Katherine Tonks
Head of Investor Relations and Rating Management	Head of Investor Relations
investor.relations@saipem.com	ir@subsea7.com

Contact for media enquiries:

Saipem	Subsea7
Rossella Carrara	Julie Taylor
Director External Communication and Public Affairs	Head of Group Communications
media.relations@saipem.com	communications@subsea7.com

Saipem is a global leader in the engineering and construction of major projects for the energy and infrastructure sectors, both offshore and onshore. Saipem is “One Company” organized into business lines: Asset Based Services, Drilling, Energy Carriers, Offshore Wind, Sustainable Infrastructures, Robotics & Industrialised Solutions. The company has 6 fabrication yards and an offshore fleet of 21 construction vessels (of which 17 owned and 4 owned by third parties and managed by Saipem) and 15 drilling rigs, of which 9 owned. Always oriented towards technological innovation, the company’s purpose is “Engineering for a sustainable future”. As such Saipem is committed to supporting its clients on the energy transition pathway towards Net Zero, with increasingly digital means, technologies and processes geared for environmental sustainability. Listed on the Milan Stock Exchange, it is present in more than 50 countries around the world and employs about 30,000 people of over 120 nationalities.

Subsea7 is a global leader in the delivery of offshore projects and services for the energy industry. Subsea7 makes offshore energy transition possible through the continuous evolution of lower-carbon oil and gas and by enabling the growth of renewables and emerging energies.

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No Offer or Solicitation

This communication and the information contained in it are provided for information purposes only and are not intended to be and shall not constitute a solicitation of any vote or approval, or an offer to sell or solicitation of an offer to buy, or an invitation or recommendation to subscribe for, acquire or buy securities of Saipem, Subsea 7 or the combined company following the proposed merger of Saipem and Subsea 7 (the "Proposed Business Combination Transaction") or any other financial products or securities, in any place or jurisdiction, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933 (the “U.S. Securities Act”) or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Forward-looking Statements

This communication contains forward-looking information and statements about Saipem and Subsea7 and their combined business after completion of the Proposed Business Combination Transaction. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the managements of Saipem and Subsea7 believe that the respective expectations reflected in such forward-looking statements are reasonable, investors and holders of Saipem and Subsea7 shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Saipem and Subsea7, respectively, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. Except as required by applicable law, neither Saipem nor Subsea7 undertake any obligation to update any forward-looking information or statements.

Important Additional Information about the Proposed Business Combination Transaction

This communication is not a substitute for a registration statement or for any other document that Saipem or Subsea7 may file with the U.S. Securities and Exchange Commission (“SEC”) in connection with the Proposed Business Combination Transaction. In connection with the Proposed Business Combination Transaction, Saipem and Subsea7 are filing relevant materials with the SEC, which, to the extent Saipem's shares will be required to be registered under the U.S. Securities Act, may include a registration statement on Form F-4 that contains a prospectus. If an exemption from the registration requirements of the U.S. Securities Act is available, the shares issued in connection with the Proposed Business Combination Transaction will be made available within the United States pursuant to such exemption and not pursuant to an effective registration statement on Form F-4.

SAIPEM AND SUBSEA7 URGE INVESTORS AND SHAREHOLDERS TO READ ANY SUCH REGISTRATION STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SAIPEM AND SUBSEA7, THE PROPOSED BUSINESS COMBINATION TRANSACTION AND RELATED MATTERS.

Investors and shareholders can obtain free copies of the prospectus and other documents filed by Saipem and Subsea7 with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Shareholders of Subsea7 are urged to read the prospectus, if and when available, and the other relevant materials when they become available, as well as any supplements and amendments thereto, before making any voting or investment decision with respect to the Proposed Business Combination Transaction and will receive information at an appropriate time on how to obtain these transaction-related documents for free from the parties involved or a duly appointed agent.

Use of Non-IFRS Financial Measures

This announcement includes certain non-IFRS financial measures with respect to Saipem and Subsea7, including EBITDA and Net debt. These unaudited non-IFRS financial measures should be considered in addition to, and not as a substitute for, measures of Saipem’s and Subsea7’s financial performance prepared in accordance with IFRS. In addition, these measures may be defined differently than similar terms used by other companies.

Presentation of Financial Information

This communication includes financial data regarding Saipem and Subsea7 and the combination of Saipem and Subsea7. The presentation of information in any registration statement that Saipem may file with the SEC may be different than the financial data included herein as the financial data included in any registration statement will be required to comply with the rules and regulations of the SEC. Further, any financial data contained herein representing the combination of Saipem and Subsea7 has not been prepared in accordance with the rules and regulations of the SEC, including the pro forma requirements of Regulation S-X. Accordingly, pro forma financial data contained in any registration statement filed with respect to the Proposed Business Combination Transaction may differ from the pro forma financial data contained herein, and such differences may be material. Any combined company financial data presented herein is presented for informational purposes only and is not intended to represent or be indicative of the actual consolidated results of operations or financial position that would have been reported had the Proposed Business Combination Transaction been completed as of October 1st, 2024, and should not be taken as representative of the companies’ future consolidated results of operations or financial position had the Proposed Business Combination Transaction occurred as of such date. These estimates are based on financial information available at the time of the preparation of this communication.